VERTEX PHARMACEUTICALS INCORPORATED
130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242
TEL. 617.444.6100 • FAX 617.444-6483
http://www.vrtx.com

July 21, 2009

Delivered by EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Keira Ino, Staff Accountant
Mike Rosenthall, Staff Attorney

Re:	Vertex Pharmaceuticals Incorporated
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 8, 2009
File No. 000-19319

Ladies and Gentlemen:

This letter relates to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the Staff’s letter to the Company, dated July 8, 2009 (the “Comment Letter”), regarding the above referenced Company filings.  The Company hereby confirms that the Company has (i) received the Comment Letter and (ii) will file its response to the Comment Letter via EDGAR on or before August 31, 2009.  The Company believes that the additional time for the response will ensure that the legal and finance personnel responsible for responding to the Comment Letter, who are also responsible for a number of important Company activities and initiatives during the 30-day period immediately following receipt of the Comment Letter, including a meeting of the Company’s Board of Directors, several ongoing potential transactions and preparation of the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2009 (which is due on August 10, 2009 and will include additional disclosure regarding the Company’s acquisition of ViroChem Pharma, Inc.), will be able to give optimal attention to the Company’s response to the Comment Letter.

In addition, the Company acknowledges that:

1)  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-444-6417 in the event that you have any questions or concerns with respect to this matter.  In the event that I am not available, please contact my colleague, Omar White, at 617-444-6396.

Very truly yours,

/s/ Kenneth S. Boger

Kenneth S. Boger
Senior Vice President and General Counsel

cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Jennifer Riegel, Staff Attorney